UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

29 June 2009

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 8, North Tower

Telecom House

68 Jervois Quay

Wellington

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

This report on Form 6-K contains the following:

1.	Letter from the Company Secretary regarding a change of registered office

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date:29 June 2009	By:	/s/ Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary

Craig Mulholland

Group Company Secretary

Telecom House, 8 Hereford Street, Auckland, New Zealand

Telephone (09) 359 6413 — Fax: (09) 303 3430

e-mail craig.mulholland@telecom.co.nz

29 June 2009

Market Information Services Section

New Zealand Exchange Limited

Wellington

CHANGE OF REGISTERED OFFICE

In accordance with listing rule 10.8.1, Telecom Corporation of New Zealand Limited advises that effective from 6 July 2009 its Registered Office will change to:

Level 6,

Telecom House,

8 Hereford Street

Auckland

Yours faithfully

Craig Mulholland
Group Company Secretary